UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 24, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 24th, 2021

DATE, TIME AND PLACE: September 24th, 2021, at 8.20 a.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michele Valensise, Pietro Labriola and Sabrina Di Bartolomeo, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Messrs. Agostino Nuzzolo, Carlo Nardello and Elisabetta Paola Romano.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Compensation Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the activities carried out by the Control and Risks Committee; (4) Presentation on the general proposals for the 5G Auction to be carried out by the National Agency of Telecommunications – ANATEL; (5) To resolve on the amendment proposal of the Policy for the Engagement of Services with the Independent Auditors; (6) To resolve on the payment proposal of the Company’s interest on shareholders’ equity (“JSCP”); (7) To acknowledge on the progress of the negotiations regarding the acquisition of the assets of the mobile services business of Grupo Oi; (8) To resolve on the proposed inclusion of participant in the 2021 grants of the Company’s Long Term Incentive Plan (”Plan”); and (9) To resolve on the amendment proposal of the Board of Officers’ Internal Rules.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

September 24th, 2021

(1) Acknowledged on the activities carried out by the Compensation Committee (“CR”) at its meeting held on September 23rd, 2021, as per Mr. Nicandro Durante’s report, Chairman of the CR.

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on September 1st, 23rd and 24th, 2021, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

(3) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on September 23rd, 2021, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(4) The Board members approved the participation of the Company in the Auction related to the 700 MHz, 2.3 GHz, 3.5 GHz e 26 GHz frequencies (“5G Auction”), registering such resolution as follows: to authorize the participation of the Company in all phases of the 5G Auction, in accordance with the Bidding Notice approved and to be opportunely published by the National Agency of Telecommunications – ANATEL (“ANATEL”). Accordingly, the Board of Directors authorized the Officers and/or the attorneys-in-fact of the Company, acting individually, or acting jointly, according to the criteria defined in the support material, to take any actions, to executed any instruments, contracts, terms, and provide any statements that may be necessary for the faithful implementation of the resolution hereto, including, but not limited to: (i) enter into guarantees of maintaining price proposal and implementation of commitments in any of the forms accepted by the 5G Auction. It is understood as guarantees, letter of guarantee, guarantee insurance or cash deposit insurance; (ii) present the proposals and any other acts related to the participation of o the Company at the 5G Auction; (iii) obtain, later on, the radiofrequency use authorizations resulting from the 5G Auction, as defined and at the dates set forth by ANATEL; (iv) elaborate, execute, present and renew price proposals, including substitutes, and to make bids; (v) present identification, tax regularity and habilitation documents; (vi) provide receipts; (vii) initialize envelops and documents; (viii) sign presence list and minutes of meetings; (ix) issue and execute statements; (x) present oppositions and requirements; (xi) give up an appeal period; (xii) present an appeal and reconsideration requests and also to oppose them; (xiii) obtain and give guarantees; (xiv) take all the necessary measures on the definition and indication of the sites related to the commitments; and (xv) execute authorization terms, ultimately, to take all and any actions related to the 5G Auction and the radiofrequency use authorizations arising from it.

(5) Approved the amendment proposal of the Policy for the Engagement of Services with the Independent Auditors, according to the proposal presented and based on the favorable evaluation of the CAE, recorded at its meeting held on September 23rd, 2021.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

September 24th, 2021

(6) Approved based on the Section 46, 3rd paragraph, of the Company’s By-laws, and on the favorable opinion of the Fiscal Council, the distribution of R$137,500,000.00 (one hundred and thirty-seven million and five hundred thousand reais) as Interest on Shareholders’ Equity ("IE"), at R$0.056809776 (zero point zero, five, six, eight, zero, nine, seven, seven, six reais) of gross value per share. The payment will be made by October 27th, 2021, without the application of any monetary restatement index, considering the date of September 29th, 2021 as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex direito of IE distribution. The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation.

(7) Further to the discussions and analyses held at this Board’s meeting on March 10th, 2020, and the resolutions and information recorded at the meetings of July 17th, 2020, July 27th, 2020 and September 10th, 2020, and after the presentation made and the clarifications provided, the Board members acknowledged on the progress of the negotiations regarding the acquisition of the assets of the mobile services business of Grupo Oi and authorized the Diretor Presidente (Chief Executive Officer) of the Company to proceed with the conclusion and execution of the instruments, according to the material presented, which is filed at the Company’s head office.

(8) Approved the proposal of inclusion of participant in the 2021 grants of the Company’s Long Term Incentive Plan (“Plan”), approved at the Board of Directors’ meeting held on May 5th, 2021, according to the presentation made by Mrs. Maria Antonietta Russo, Human Resources & Organization Officer of the Company, and based on the CR’s favorable opinion, at its meeting held on September 23rd, 2021.

(9) Approved the amendment proposal of the Board of Officers’ Internal Rules, according to the material presented.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

September 24th, 2021

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), September 24th, 2021.

JAQUES HORN

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: September 24, 2021	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer